UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G /A

Under the Securities Exchange Act of 1934

Amendment No. 1

Best Energy Services, Inc.

COMMON STOCK

(Title of Class of Securities)

08651W104

  (CUSIP Number)

October 8, 2008

  (Date of Event Which Requires Filing of this Statement)

Check appropriate Box to designate the rule pursuant to which this Schedule is filed:

[  ]Rule 13d-1(b)
[X]Rule 13d-1(c)
[  ]Rule 13d-1(d)

CUSIP No. 08651W104

1.	Names of Reporting Persons: David N. Baker I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[_]

(b)	[_]

3.	SEC Use Only:

4.	Citizenship or Place of Organization:	United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.	Sole Voting Power:	974,357	SHARES

6.	Shared Voting Power:	29,000	SHARES

7.	Sole Dispositive Power:	974,357	SHARES

8.	Shared Dispositive Power:	29,000	SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,003,357 SHARES

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]

11.	Percent of Class Represented by Amount in Row (11): 4.96%

12.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 08651W104

ITEM 1.                      SECURITY AND ISSUER.

a.	Name of Issuer: The name of the issuer is Best Energy Services, Inc.
b.	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are located at 1010 Lamar Street, 12th Floor, Houston, Texas 77002

ITEM 2.                      IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is David Baker

(b)	Business Address. The business address of the Reporting Person is: 3120 NW Metke Place, Bend, OR 97701

(c)	Citizenship: United States

(d)	Title of Class of Securities. Common

(e)	CUSIP Number. 08651W104

ITEM 3.                      NA

ITEM 4.                      OWNERSHIP

(a)	Amount beneficially owned:	1,003,357

(b)	Percent of Class: 4.96%

(c)	Number of shares:

(i) Sole power to vote or to direct the vote: 974,357

(ii) Shared power to vote or to direct the vote: 29,000

(iii) Sole power to dispute or to direct the disposition of: 974,357

(iv) shared power to dispose or to direct the disposition of: 29,000

ITEM 5.                      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

(a)	Date Ceased to be a 5% Owner. October 8, 2008

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NA

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

None.

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CUSIP No. 08651W104

ITEM 8.                      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NA

ITEM 9.                      NOTICE OF DISSOLUTION OF GROUP

        NA

ITEM 10.                      CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 21 , 2008

/s/ David N. Baker
David N. Baker